

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2023

Lau Chi Fung
Chief Executive Officer
CTRL Group Limited
Unit F, 12/F, Kaiser Estate Phase 1,
41 Man Yue Street, Hunghom,
Kowloon, Hong Kong

> **Re: CTRL Group Limited**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted September 19, 2023**
> **CIK No. 0001969928**

Dear Lau Chi Fung:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1 submitted September 19, 2023

Capitalization, page 41

1. We note the changes made to your capitalization disclosures in response to comment 2. Please revise to include footnote disclosure explaining the nature of the transactions reflected in your pro forma basic and diluted earnings per share.

Ctrl Group Limited and Subsidiaries Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-6

2. We note that you have reflected advances to related parties and repayments of these amounts as cash flows from financing activities in your consolidated statements of cash flows for the years ended March 31, 2023 and 2022. In this regard, the advances and related repayments of amounts to Mr. Siu Chun Pong, Mr. Lau Chi Fung and Mr. Shum

Tsz Cheung appear to be included in cash flows from financing activities. Please explain why you believe presentation of these amounts as cash flows from financing activities rather than as cash flows from investing activities is appropriate. Refer to the guidance in ASC 230-10-45.

Notes to Consolidated Financial Statements
4. Contract Assets and Liabilities, page F-18

3.   Please revise the notes to your financial statements to disclose the amount of revenue recognized during 2023 that was included in the contract liability balance at March 31, 2022. Refer to the disclosure requirements in ASC 606-10-50-8.

Exhibit Index, page F-26

4.   Please revise to indicate which exhibit(s) relate to your disclosure that "[c]ertain provisions or terms have been omitted from the exhibit pursuant to Item 601(b)(10)(iv) of Regulation S-K."

General

5.   Please obtain and file a revised consent from your auditor that references the appropriate financial statements and audit report date. In addition, revise the Expert section on page 104 to correctly indicate that the consolidated financial statements for the years ended March 31, 2023 and 2022, and not March 31, 2022 and 2021, have been audited by Kreit & Chiu CPA.

Please contact Aamira Chaudhry at 202-551-3389 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Eric Mendelson, Esq.